1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

STEPHEN H. BIER stephen.bier@dechert.com +1 212 698 3889 Direct +1 202 261 3092 Fax

December 4, 2020

VIA EDGAR

Ms. Ashley Vroman-Lee U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Re: Harding, Loevner Funds, Inc. (the “Registrant”) File Numbers 333-09341 and 811-07739 Post-Effective Amendment No. 62 to the Registration Statement on Form N-1A

Dear Ms. Vroman-Lee:

This letter responds to the U.S. Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments that you provided on November 12, 2020 with respect to Post-Effective Amendment No. 62 (“PEA No. 62”) to the Registrant’s registration statement filed with the SEC on September 29, 2020. We have reproduced the Staff’s comments below, followed by our responses. Undefined capitalized terms used below have the same meaning as given in PEA No. 62.

PROSPECTUS

Chinese Equity Portfolio

1.   Comment:         Please complete all missing or incomplete information, including the fee table. In addition, please provide a copy of the completed fee table to the Staff for review at least a week prior to the filing’s effectiveness.

Response: We respectfully acknowledge your comment. A copy of the completed fee table has been submitted as an exhibit to this correspondence.

Fee Table

2.   Comment:         In footnote 2 – we note that February 28, 2022 is in brackets. Please confirm that the fee waiver and/or expense reimbursement will be for a period of at least one year from the date of the prospectus.

Response: We confirm the fee waiver and/or expense reimbursement will be for a period of at least one year from the date of the prospectus.

3. Comment: Please clarify whether Harding Loevner is able to recoup any expenses reimbursed under the Fee Waiver and Expense Reimbursement Agreement.

Response:        The Fee Waiver and Expense Reimbursement Agreement between the Registrant and Harding Loevner does not contain a recoupment provision and, therefore, Harding Loevner will not recoup any reimbursed expenses.

4. Comment: Please include Acquired Fund Fees and Expenses in the Portfolio Summary—Portfolio Fees and Expenses fee table, if applicable.

Response: The Portfolio does not currently intend to invest in investment companies at such levels to require disclosure of Acquired Fund Fees and Expenses.

Principal Investment Strategies

5. Comment: Please confirm and disclose in the registration statement that derivatives used as part of the 80% policy are valued on a mark-to-market basis.

Response: The disclosure has been revised accordingly.

Principal Risks

6. Comment: In the “Portfolio Summary—Principal Risks” section, please consider shortening the “Risks Associated with China and Hong Kong” disclosure if possible).

Response: The disclosure has been revised accordingly.

Additional Information on Portfolio Investment Strategies and Risks

7.   Comment:         The “Other Investment Strategies” section states that the Portfolio may invest in junk bonds. If the Portfolio may invest up to 20% of its assets in junk bonds, please disclose this in the “Principal Investment Strategies” section.

Response:        We respectfully acknowledge your comment. The Portfolio has included the referenced disclosure in the “Other Investment Strategies” section of the Prospectus in order to maintain the flexibility to invest in securities rated below investment grade.

However, it is unlikely that the Portfolio will invest in this asset class. To avoid confusion, we have deleted the reference to the 20% limit.

8.   Comment:         With respect to investments in domestic Chinese issuers, please refer to the recent “Risk Spotlight” from the Division of Economic Risk Analysis about investing in domestic Chinese issuers and confirm whether any additional disclosure is required.

Response: The Registrant has reviewed the Risk Spotlight and believes the current disclosure is sufficient.

9. Comment: In the “Portfolio Summary—Management” section, please confirm whether Mr. Chakrabortty is primarily responsible for the day-to-day management of the Portfolio.

Response:        We respectfully acknowledge your comment. We hereby confirm that Mr. Chakrabortty is primarily responsible for the day-to-day management of the Portfolio. The disclosure currently notes that Mr. Chakrabortty is the “lead portfolio manager.” Therefore, we believe the existing disclosure is appropriate.

10.   Comment:         Please revise the disclosure to clarify whether the strategies disclosed under “Additional Information on Portfolio Investment Strategies and Risks—Other Investment Strategies” are principal investment strategies of the Portfolio.

Response:        We respectfully acknowledge your comment. The “Other Investment Strategies” section describes the investments the Portfolio may make that are not part of the Portfolio’s principal strategies. Therefore, we believe the existing disclosure is appropriate.

11. Comment: Please confirm whether Chinese A-Shares should be included in the “Portfolio Summary” section if they are a principal investment.

Response: We respectfully acknowledge your comment. The disclosure has been revised accordingly.

12.   Comment:         Page 9 of the registration statement references “emerging and frontier market securities.” Please confirm whether “emerging and frontier” market securities should be referenced in the “Principal Investment Strategies” section.

Response: We respectfully acknowledge your comment. However, we believe the existing disclosure is appropriate.

13.   Comment:         Please confirm whether Mr. Chakrabortty, the portfolio manager disclosed in the “Management of the Fund—Portfolio Management” section, is primarily responsible for the day-to-day management of the applicable Portfolios in accordance with the requirements of Item 10 of Form N-1A.

Response:        We respectfully acknowledge your comment. We note that the “Management of the Fund—Portfolio Management” section states that Mr. Chakrabortty is the lead portfolio manager of the Portfolio. As such, we believe the existing disclosure is appropriate.

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

14.   Comment:         The SAI states that the Portfolio may invest up to 10% of the value of its total assets in warrants for equity securities. Please disclose the Portfolio’s ability to invest in warrants in the” Portfolio Summary” section.

Response: We respectfully acknowledge your comment. The Registrant confirms that the “Portfolio Summary” section already discloses that the Portfolio invests in warrants issued by Chinese companies.

* * *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212) 698-3889 if you wish to discuss this correspondence further.

Best regards,

/s/ Stephen H. Bier

Stephen H. Bier

Exhibit

SHAREHOLDER FEES (fees paid directly from your investment)
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None

Redemption Fee (as a percentage of amount redeemed within 90 days or less from the date of purchase)	None
ANNUAL PORTFOLIO OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.95%

Distribution (12b-1) Fees	None

Other Expenses[1]	3.80%
Total Annual Portfolio Operating Expenses	4.75%
Fee Waiver and/or Expense Reimbursement[2]	-3.60%
Total Annual Portfolio Operating Expenses After Fee Waiver and/or Expense Reimbursement[2]	1.15%

[1]“Other Expenses” are based on estimated amounts for the current fiscal year.

[2]Harding Loevner LP has contractually agreed to waive a portion of its management fee and/or reimburse the Institutional Class of the Portfolio for its other operating expenses to the extent Total Annual Portfolio Operating Expenses (excluding dividend expenses, borrowing costs, interest expense relating to short sales, interest, taxes, brokerage commissions and extraordinary expenses), as a percentage of average daily net assets, exceed 1.15% through February 28, 2022. This fee waiver and expense reimbursement agreement may be terminated by the Board at any time and will automatically terminate upon the termination of the Investment Advisory Agreement.

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